Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Borr Drilling Limited (OSE, NYSE: BORR) has during the month of April 2022 issued 828,056 new common shares at the New York Stock Exchange under the At-The-Market program announced on July 6, 2021, at an average price of $ 4.408 per share. Following such issuance, Borr Drilling has an issued share capital of $ 15,290,150.80 divided into 152,901,508 common shares with a par value of $0.10 per share.

April 30, 2022
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.